

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Jason Gardner
Chief Executive Officer
Marqeta, Inc.
180 Grand Avenue, 6th Floor
Oakland, CA 94612

> **Re: Marqeta, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 2, 2021**
> **CIK No. 0001522540**

Dear Mr. Gardner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our March 15, 2021 letter.

Amendment No.1 to Draft Registration Statement on Form S-1

The Offering, page 12

1. On page 14 and elsewhere, you discuss outstanding warrants that will become exercisable upon the attainment of certain milestones. Please revise here or elsewhere to summarize these milestones.

Components of Results of Operations, page 74

2. We note your response to prior comment 8. We also note your disclosure on page 71, and elsewhere, that the Card Networks establish and adjust the interchange fees. Clarify whether you have the right to pass through any increases in these fees to your customers and how you took this into consideration in determining whether the amount you earn is a

fixed fee per transaction or whether you bear the risk of a variable margin.

Consolidated Financial Statements
Note 11. Stock Incentive Plan, page F-29

3. We note your response to prior comment 26. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock-based compensation.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mitzi Chang, Esq.